EXHIBIT 4.1

DESCRIPTION OF THE COMMON STOCK OF

BK TECHNOLOGIES CORPORATION

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summarizes the terms and provisions of the common stock of BK Technologies Corporation, a Nevada corporation (the “Company”), which common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Articles of Incorporation and Bylaws, each as amended, which the Company has previously filed with the Securities and Exchange Commission, and applicable Nevada law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 50,000,000 common shares, par value $0.60 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $1.00 per share.

Under Nevada law, stockholders generally are not personally liable for a corporation’s debts or liabilities.

Common Stock

Exchange and Trading Symbol

                The Common Stock is listed for trading on the NYSE American under the trading symbol “BKTI.”

Rights, Preferences and Privileges

All outstanding shares of Common Stock are duly authorized, fully paid and nonassessable. Holders of Common Stock have no preemptive, conversion, redemption, subscription or similar rights, and there are no sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Voting Rights

Holders of Common Stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the Company’s stockholders, including the election of directors, and do not have any cumulative voting rights. Directors are elected by a plurality of the votes cast by the holders of Common Stock.  Except as otherwise required by law, all other matters brought to a vote of the holders of Common Stock are determined by a majority of the votes cast and, except as may be provided with respect to any other outstanding class or series of the Company’s stock, the holders of shares of Common Stock possess the exclusive voting power.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s Board of Directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to the Company’s stockholders, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

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Preferred Stock

The Company’s Articles of Incorporation authorize the Company’s Board of Directors, subject to certain limitations prescribed by law and without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, par value $1.00 per share. The preferred stock may be issued in one or more series. Each series of preferred stock may have different designations, rights and preferences and qualifications, limitations and restrictions that may be established by the Board of Directors without approval from the Company’s stockholders, including, without limitation, the number of shares to be issued in a series, dividend rights and rates, conversion rights, voting rights, liquidation preferences and redemption terms.

Anti-Takeover Provisions

Nevada Law

Nevada Business Combination Statute. The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “business combination” transactions with any interested stockholder for a period of two years after the date that the person first become an interested stockholder, unless the business combination or the transaction by which the person first became an interested stockholder is approved by the corporation’s board of directors before the person first became an interested stockholder, or the business combination is approved by the board of directors and thereafter is approved at a meeting of the corporation’s stockholders by the affirmative vote of at least 60% of the outstanding voting power of the corporation held by disinterested stockholders.

Following the expiration of the two-year period, the corporation is prohibited from engaging in a “business combination” transaction with the interested stockholder, unless:

•	the business combination or the transaction by which the person first became an interested stockholder is approved by the corporation’s board of directors before the person first became an interested stockholder;

•	the business combination is approved by a majority of the outstanding voting power of the corporation held by disinterested stockholders; or

•	the aggregate amount of the consideration to be received in the business combination by all of the holders of outstanding common shares of the corporation not beneficially owned by the interested stockholder is at least equal to the higher of: (a) the highest price per share paid by the interested stockholder for any common shares acquired by the interested stockholder within two years immediately before the date of the announcement of the business combination or within two years immediately before, or in the transaction in which the person became an interested stockholder, whichever is higher, and (b) the market value per common share on the date of the announcement of the business combination or on the date that the person first became an interested stockholder, whichever is higher.

In general, an “interested stockholder” is any person who is (i) the direct or indirect beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within two years immediately before the date in question was the direct or indirect beneficial owner of 10% or more of the voting power of the then outstanding shares of the corporation.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an interested stockholder: (a) having an aggregate market value equal to more than five percent of the aggregate market value of the consolidated assets of the corporation, (b) having an aggregate market value equal to more than five percent of the aggregate market value of all outstanding shares of the corporation, (c) representing more than ten percent of the consolidated earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

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The business combination statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada Control Share Acquisition Statute.  Sections 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes limit the voting rights of certain acquired shares in a corporation. This “control share” statute applies to any acquisition of outstanding voting securities of a Nevada corporation that has 200 or more stockholders of record (at least 100 of which are Nevada residents) and conducts business in Nevada resulting in ownership of the corporation’s then outstanding voting securities in excess of one of the following thresholds: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, (iii) and a majority or more. Once an acquirer crosses one of these thresholds by acquiring a controlling interest in the corporation, the shares which the acquirer acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest in the corporation become “control shares.” The acquirer is denied voting rights with respect to the control shares, unless stockholders representing a majority of the voting power of the corporation approve the granting of full voting rights to the control shares.

As permitted under Nevada law, the Company has elected to “opt out” of the control share statute pursuant to a provision in its Bylaws.

Articles of Incorporation and Bylaws

The Company’s Articles of Incorporation and Bylaws include anti-takeover provisions that:

•	authorize the Board of Directors, without further action by stockholders, to issue shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and terms of that series;

•	require at least one-fifth of the outstanding shares of the Company’s stock to call special meetings;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to the board of directors to be brought before a stockholder meeting;

•	allow the Company’s directors to establish the size of the Board of Directors and fill vacancies on the Board created by an increase in the number of directors; and

•	provide that the Bylaws may be amended by the Board of Directors without stockholder approval.

Provisions of the Articles of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Company or change in the Company’s Board of Directors or management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that stockholders might otherwise deem to be in their best interests.

Authorized and Unissued Shares

The Company’s authorized and unissued shares of Common Stock will be available for future issuance without stockholder approval.  The Company may use additional shares for a variety of purposes, including future offerings to raise capital, to fund acquisitions and as employee and consultant compensation. The existence of authorized but unissued Common Stock could render more difficult, or discourage, an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Company’s Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the value, voting power or other rights of holders of Common Stock. In addition, the Board of Directors may, under certain circumstances, issue preferred stock in order to delay, defer, prevent or make more difficult a change of control transaction such as a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of the Company’s securities or the removal of incumbent management of the Company, even if those events were favorable to the interests of the Company’s stockholders. Although the Company’s Board of Directors has no present intention to issue any shares of preferred stock, there can be no assurance that it will not do so in the future.

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